UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-86012

PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

(Full title of the plan)

AMERISOURCEBERGEN CORPORATION

(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Chesterbrook, PA	19087-5594
(Address of principal executive offices of issuer of securities)	(Zip code)

PHARMERICA, INC. 401(K) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005 and for the year ended December 31, 2006 with Report of Independent Registered Public Accounting Firm

PharMerica, Inc. 401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005 and for the year ended December 31, 2006

Report of Independent Registered Public Accounting Firm

To the AmerisourceBergen Corporation Benefits Committee

PharMerica, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the PharMerica, Inc. 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans as of December 31, 2006 and 2005.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 26, 2007

PharMerica, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2006	2005
Assets
Investments
Registered investment companies	$83,091,409	$75,678,070
Common collective trust fund, at fair value (See Note 2)	10,126,221	10,006,531
AmerisourceBergen common stock fund	1,717,166	1,283,032
Participant loans	1,312,683	1,320,232

Total investments	96,247,479	88,287,865

Receivables
Participant contributions	256,001	277,915
Employer contributions	118,947	133,780

Total receivables	374,948	411,695

Net assets available for benefits at fair value	96,622,427	88,699,560
Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	121,414	148,862

Net assets available for benefits	$96,743,841	$88,848,422

See notes to financial statements.

PharMerica, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$4,321,706
Net appreciation in fair value of investments	7,856,797

12,178,503

Contributions:
Participant	9,118,242
Employer	3,769,144
Rollover	581,489

13,468,875

Total additions	25,647,378

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	8,166,123
Administrative expenses	53,802
Transfer out to AmerisourceBergen Employee Investment Plan	9,532,034

Total deductions	17,751,959

Net increase	7,895,419
Net assets available for plan benefits:
Beginning of year	88,848,422

End of year	$96,743,841

See notes to financial statements.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

PharMerica, Inc. is a wholly-owned subsidiary of AmerisourceBergen Corporation. The following description of the PharMerica, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is sponsored by PharMerica, Inc. (the “Company”) and is intended to qualify as a salary reduction plan under Section 401(k) and as a qualified defined contribution plan under Section 401(a) of the Internal Revenue Code (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

All eligible employees of the Company, as defined, may elect to participate in the Plan, provided that such employees are not persons covered under a collective bargaining agreement and only upon completion of 90 days of service.

The Plan trustee, record keeper and asset custodian is Fidelity Management Trust Company (“Fidelity”). The AmerisourceBergen Corporation Benefits Committee administers the Plan.

Contributions

Each year, participants may contribute between 1% and 50% of their pretax compensation, as defined in the Plan, through contributions to the Plan to the extent that the contributions comply with IRC limitations. Participant contributions are not subject to federal income taxes until withdrawn, in accordance with Section 401(k) of the IRC. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans.

Additionally, the Company contributes to the Plan for each participating employee an amount equal to 100% of the participant’s contributions up to 3% of eligible pretax compensation and 50% of the participant’s contributions for the next 2% of eligible pretax compensation.

Contributions from participants are recorded when payroll deductions are made. Company contributions accrue to the Plan at the payroll deduction dates. Such amounts are remitted biweekly to Fidelity for investment based on the investment options designated by the Plan’s participants.

Upon enrollment, a participant may direct investment of employee and employer contributions to any of the Plan’s fund options. Participants may change their investment options at any time.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

Transfer Out to Other Plan

During 2006, assets of $9,532,034 were transferred out of the Plan into the AmerisourceBergen Employee Investment Plan after certain PharMerica, Inc. employees transferred employment to AmerisourceBergen Corporation.

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings, and is charged with an allocation of (a) administrative expenses and (b) Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their own contributions and actual earnings or losses thereon. In addition, participants are immediately vested in their Company matching contributions and actual earnings or losses thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the last 12 months or 50% of their vested account balance. This amount will be transferred from the participant’s account and placed in a separate Participant Loan Fund. Interest charged on participant loans is credited to the individual participant accounts.

The term of the loan may not exceed five years unless it qualifies as a primary residence loan, in which case the loan may not exceed 15 years. Participant loans are collateralized by the vested balance in the participant’s account and bear interest at a rate based on quotes received from a financial institution as chosen by the trustee. Foreclosure on defaulted participant loans does not occur until a distributable event, as defined, occurs. At December 31, 2006, participant loans are shown as separate investments of the Plan, with interest rates ranging from 5.75% to 10.50%.

Withdrawals and Payment of Benefits

A participant’s vested account, less any loans outstanding, is distributed in a lump sum upon retirement. Benefits are also payable upon a participant’s termination, death or total or permanent disability, at the election of the participant or their beneficiary, in a lump sum. In addition, hardship withdrawals are permitted if certain criteria are met.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

Forfeited Accounts

If a participant separates from service before fully vesting, the portion of the account attributable to nonvested employer contributions plus/minus actual earnings or losses thereon is not forfeited until the earlier of the date the participant receives a distribution or the date the participant incurs a five-year break in service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions. During the year ended December 31, 2006, employer matching contributions were reduced by $200,493 from forfeited nonvested accounts. Forfeited nonvested accounts totaled $21,068 and $219,978 at December 31, 2006 and 2005, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s net assets available for benefits after Plan expenses will be distributed to each participant according to his or her account balance, which will be immediately 100% vested.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common collective trust fund is based on quoted redemption prices on the last day of the Plan year. The AmerisourceBergen Common Stock Fund is valued at its year-end closing price (constituting market value of shares owned, plus un-invested cash position). Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included as a component of dividend income.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities, including AmerisourceBergen common stock. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of registered investment companies and a common collective trust fund managed by an affiliate of Fidelity. Fidelity acts as trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

The Plan held investments in AmerisourceBergen common stock with a fair value of $1,717,166 and $1,283,032 as of December 31, 2006 and 2005, respectively. Dividends of approximately $4,757 were received during the year ended December 31, 2006.

As discussed in Note 1, certain assets of the Plan were transferred to an affiliated plan during the year ended December 31, 2006.

NOTE 5 – INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2006	2005
Fidelity Growth Company Fund	$14,432,615	$13,751,764
Fidelity Diversified International Fund	22,453,527	19,547,919
Fidelity Spartan U.S. Equity Index Fund	20,480,529	19,831,601
PIMCO Total Return Fund – Institutional Class	6,080,031	6,454,530
Fidelity Managed Income Portfolio II Class II (stated at contract value)	10,247,635	10,155,393

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered investment companies	$7,734,431
AmerisourceBergen common stock fund	122,366

$7,856,797

NOTE 6 – TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated July 15, 2003, stating that the Plan is qualified under section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$96,743,841	$88,848,422
Adjustment from contract value to fair value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	(121,414)	—
Participant loans deemed distributed	(2,575)	(12,659)

Net assets available for benefits per Form 5500	$96,619,852	$88,835,763

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2006
Benefits paid to participants per the financial statements	$8,166,123
Less: Amounts allocated on Form 5500 to repayments on participant loans previously deemed distributed	(10,084)

Benefits paid to participants per Form 5500	$8,156,039

Schedule 1

PharMerica, Inc. 401(k) Profit Sharing Plan

EIN: 74-2019242 Plan No.: 002

Schedule H, line 4i—Schedule of Assets (Held At End of Year)

December 31, 2006

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Fidelity Growth Company Fund	Registered Investment Company	$14,432,615
*	Fidelity Low-Priced Stock Fund	Registered Investment Company	3,877,725
*	Fidelity Diversified International Fund	Registered Investment Company	22,453,527
*	Fidelity Freedom Income Fund	Registered Investment Company	272,487
*	Fidelity Freedom 2000 Fund	Registered Investment Company	231,640
*	Fidelity Freedom 2010 Fund	Registered Investment Company	1,358,171
*	Fidelity Freedom 2020 Fund	Registered Investment Company	2,503,403
*	Fidelity Freedom 2030 Fund	Registered Investment Company	1,004,244
*	Fidelity Freedom 2040 Fund	Registered Investment Company	872,082
*	Fidelity Spartan U.S. Equity Index Fund	Registered Investment Company	20,480,529
	Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio - Class B	Registered Investment Company	1,456,933
	Oakmark Select Fund	Registered Investment Company	2,471,163
	PIMCO Total Return Fund - Institutional Class	Registered Investment Company	6,080,031
	American Funds Washington Mutual Investors Fund - Class R5	Registered Investment Company	1,848,575
	TCW Value Opportunities Fund - Class I	Registered Investment Company	250,988
	Legg Mason Value Trust, Inc. - Financial Intermediary Class	Registered Investment Company	1,222,271
	Munder Mid-Cap Core Growth Fund - Class Y	Registered Investment Company	2,275,025
*	Fidelity Managed Income Portfolio II Class II	Common Collective Trust Fund	10,126,221
*	AmerisourceBergen Common Stock Fund	Common Stock Fund	1,717,166
*	Participant Loans	Interest rates from 5.75% to 10.50%	1,312,683

Total			$96,247,479

*	Party in Interest

Note: Cost information has not been presented as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PharMerica, Inc. 401(k) Profit Sharing Plan

By:	/s/ Janice D. Rutkowski
Janice D. Rutkowski
President PharMerica, Inc.

June 28, 2007